UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On March 31, 2023, G Medical Innovations Holdings Ltd. (the “Company”) issued a press release titled “G Medical Innovations Holdings Ltd. Announces Pricing of Public Offering.” A copy of this press release is furnished herewith as Exhibit 99.1.

On April 4, 2023, the Company issued a press release titled “G Medical Innovations Holdings Ltd. Announces Closing of Public Offering.” A copy of this press release is furnished herewith as Exhibit 99.2.

Further to the Company’s announcement on February 17, 2023 regarding the notice received from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is subject to delisting based upon (a) the Company’s non-compliance with the shareholders’ equity requirement for continued listing as set forth in Nasdaq Listing Rule 5550(b) and (b) providing material misrepresentations to the Staff, pursuant to Nasdaq Listing Rule 5250(a)(1), the Company has completed the public offering as described in Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and believes it now has shareholders’ equity above $2.5 million. The Company will be presenting to a Nasdaq Hearings Panel (the “Panel”) and, notwithstanding the completion of the aforementioned public offering, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq in the future.

Special Note Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses regaining compliance with all applicable requirements for continued listing on Nasdaq in the future. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023, which is available on the SEC’s website, www.sec.gov, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference herein.

The press releases in this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Press release titled: “G Medical Innovations Holdings Ltd. Announces Pricing of Public Offering.”
99.2	Press release titled: “G Medical Innovations Holdings Ltd. Announces Closing Of Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: April 4, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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